Exhibit 16









February 10, 2000




Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for FrontierVision Operating Partners, L.P. and, under the date of March 19, 1999, we reported on the consolidated financial statements of FrontierVision Operating Partners, L.P. and subsidiaries as of and for the years ended December 31, 1998 and 1997. On February 10, 2000, our appointment as principal accountants was terminated. We have read FrontierVision Operating Partners, L.P.'s statements included under Item 4(a) of its Form 8-K dated February 10, 2000, and we agree with such statements, except that we are not in a position to agree or disagree as to whether Deloite & Touche, LLP have been appointed independent certified public accountants of FrontierVision Operating Partners, L.P. and subsidiaries.

Very truly yours,




KPMG LLP